Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275353

Prospectus Supplement No. 2

(to Prospectus dated March 27, 2024)

Up to 1,504,537 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated March 27, 2024, or the Prospectus, which forms a part of our registration statement on Form S-1 (No. 333-275353). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2024, or the Current Report. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the proposed offer and resale or other disposition from time to time by the selling stockholders identified in this prospectus of up to an aggregate of 1,504,537 shares of common stock, par value $0.001 per share, of Korro Bio, Inc.

We are registering the resale of the shares of common stock pursuant to the selling stockholders’ registration rights under a registration rights agreement between us and the selling stockholders. Our registration of the resale of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell all or any of the shares of common stock. The selling stockholders may offer, sell or distribute all or a portion of their shares of common stock from time to time directly or indirectly through one or more underwriters, broker-dealers or agents, and in one or more public or private transactions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. See the section entitled “Plan of Distribution” for more information.

We will not receive any proceeds from any sale of common stock by the selling stockholders pursuant to this prospectus. We have agreed to bear the expenses in connection with the registration of the resale of the shares of common stock to be offered by this prospectus by the selling stockholders other than any underwriting discounts and commissions or transfer taxes relating to the sale of common stock, which will be borne by the selling stockholders.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and our other filings with the Securities and Exchange Commission.

Our common stock is listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “KRRO.” On April 19, 2024, the closing price for our common stock, as reported on Nasdaq, was $66.74 per share.

See the section entitled “Risk Factors” beginning on page 7 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 22, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 22, 2024

Korro Bio, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39062	47-2324450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Kendall Square, Building 600-700, Suite 6-401, Cambridge, MA	02139
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 468-1999

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	KRRO	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

As reported by us on April 17, 2024 in our Current Report on Form 8-K filed with the SEC, on April 17, 2024, we entered into a subscription agreement with a number of institutional accredited investors pursuant to which we agreed to sell and issue in a private placement pursuant to the exemption in Section 4(a)(2) of the Securities Act of 1933, as amended, or the 1933 Act, an aggregate of 1,249,283 shares of our common stock, par value $0.001 per share for an aggregate purchase price of approximately $70.0 million, or $56.00 per share. The private placement was led by Deep Track Capital, with participation from Atlas Venture, Blue Owl Capital, NEA, Rock Springs Capital, Tri Locum Partners, and other leading healthcare investors. The private placement closed on April 22, 2024.

We expect that the net proceeds from the private placement along with our existing cash and equivalents of $166.4 million as of December 31, 2023, will provide runway to fund the completion of a Phase 1/2 trial of KRRO-110 in ZZ Alpha-1 Antitrypsin Deficiency patients, anticipated in 2026, progress additional liver and CNS pipeline programs into the clinic and our platform with a focus on delivery and machine learning, with the remainder used for working capital and general corporate purposes.

Piper Sandler, RBC Capital Markets, and BMO Capital Markets acted as joint placement agents for the private placement.

The shares have not been registered under the 1933 Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. The offer and sale of the shares did not involve a public offering and was made without general solicitation or general advertising. The investors represented that they that they are acquiring the shares for investment purposes only and not with a view to any resale, distribution or other disposition of the shares in violation of the U.S. federal securities laws. This current report on Form 8-K is not an offer to sell or the solicitation of an offer to buy shares of our common stock nor any other securities of our company.

Forward-Looking Statements

Certain statements in this current report on Form 8-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statement include, but are not limited to, express or implied statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, express or implied statements regarding the intended use of proceeds. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including risks inherent in biopharmaceutical development generally, such as risks associated with pre-clinical studies and clinical trials and other risks associated with obtaining regulatory approvals and protecting intellectual property; as well as other risks and uncertainties indicated from time to time in our filings with the SEC, including Item 1A. “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on the March 26, 2024, as such may be amended or supplemented by our other filings with the SEC. Nothing in this current report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this current report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, we do not undertake or accept any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or in the events, conditions or circumstances on which any such statement is based. This current report on Form 8-K does not purport to summarize all of the conditions, risks and other attributes of an investment in our company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KORRO BIO, INC.

Date: April 22, 2024	By:	/s/ Ram Aiyar
	Name:	Ram Aiyar
	Title:	President and Chief Executive Officer